WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
170 Old Country Road – Suite 400
Mineola, New York 11501
(516) 622-9200 (phone)
(516) 977-3056 (fax)

December 19, 2008

VIA EDGAR ELECTRONIC TRANSMISSION:

Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Plastinum Polymer Technologies Corp.
Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”)
Filed December 5, 2008
File No. 333-154707

Dear Ms. Long:

On behalf of Plastinum Polymer Technologies Corp. ("Plastinum"), and in response to the Staff’s Comment Letter dated December 15, 2008 in connection with the above referenced filing, we hereby submit the following responses, together with the filing of Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), a marked copy being enclosed with this letter indicating the changes therein from Amendment No. 1.  Our responses to the Staff’s comments have been numbered to correspond to the sequential numbering of the comments appearing in the Comment Letter attached hereto as Exhibit A.

Comment 1

The Board of Directors has declared the dividends payable with respect to the dividend payment dates of October 15, 2008, January 15, 2009, April 15, 2009 and July 15, 2009 to be payable in the form of shares of common stock.  Amendment No. 2 has been revised accordingly.

Comment 2

The requested revisions have been made in Amendment No. 2.

Comment 3

The requested disclosure has been made in Amendment No. 2.

Comment 4

The requested detail has been added to Amendment No. 2.

Comment 5

Warrants held by Gommaire Verbruggen expired unexercised after the filing of the original Form S-1 and prior to the filing of Amendment No. 1.  This expiration reduced Mr. Verbruggen’s beneficial ownership interest in the outstanding shares of our common stock to less than 5% and therefore he was removed from the security holder list.

Comment 6

Disclosure regarding voting and investment control over selling stockholders listed in Amendment No. 1 that are not natural persons has been added to Amendment No. 2.

Comment 7

The current address of the Commission’s public reference room has been provided in Amendment No. 2 as requested.

Comment 8

Based on telephonic conversations with the Staff and in accordance with the Staff’s preference, we will file amendments to the following filings to reflect the revisions we have made in Amendment No. 1 and Amendment No. 2 together with currently dated certifications in the format provided in our December 5, 2008 response letter at such time as the Staff advises us that it has no further comments on the Form S-1: (i) the Annual Report on Form 10-KSB for the year ended December 31,2007 (the “10-KSB”) and (ii) each of the Quarterly Reports on Form 10-Q for the periods ending March 31, 2008, June 30, 2008 and September 30, 2008 (collectively, the “10-Qs”).  We will not request that the Staff accelerate the effectiveness of the Form S-1 until such amendments to the 10-KSB and the 10-Qs are filed.

*     *     *

On behalf of Plastinum, we acknowledge that:

1)           Plastinum is fully  responsible for the adequacy and accuracy of the disclosures in its filing;

2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Plastinum’s filing; and

3)           Plastinum may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ ALAN C. EDERER
Alan C. Ederer, Esq.

cc:  Jacques Mot